UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-8667

Public Storage Properties, Ltd. (Exact name of registrant as specified in its charter)
701 Western Avenue Glendale, California 91201-2349 (818) 244-8080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest, $500.00 Par Value (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                               ☒

Rule 12g-4(a)(2)                                               ☐

Rule 12h-3(b)(1)(i)                                           ☒

Rule 12h-3(b)(1)(ii)                                          ☐

Rule 12h-3(b)(2)                                               ☐

Rule 15d-6                                                         ☐

Approximate number of holders of record as of the certification or notice date:     1
Pursuant to the requirements of the Securities Exchange Act of 1934, Public Storage Properties, Ltd. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 24, 2011

PUBLIC STORAGE PROPERTIES, LTD.

By:           Public Storage                                 .
General Partner

By:           /s/ Stephanie Heim                          .
Name:           Stephanie Heim
Title:             Vice President